SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 24, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 24, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated September 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

September 24, 2008	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Related Party Transaction

Highlights:

•	The Transaction: The Company proposes to make a negotiated deposit of RMB 1 billion at Guangdong Development Bank (the “GDB”).

•

Abstention of Related Persons: Pursuant to the provisions under applicable laws, administrative regulations, departmental rules, normative documents, regulatory rules of the jurisdictions where the Company is listed and the Articles of Association of the Company (the “Articles of Association”), no related director is involved in this Transaction. Therefore, it is unnecessary for any director to abstain from voting.

•	Effect of the Transaction on the Company: This transaction will help facilitate the development of investment business of the Company.

I.	General Description of the Transaction

The Company proposes to make a negotiated deposit of RMB 1 billion at GDB, with a deposit term of 61 months (the “Transaction”). The Transaction constitutes a related party transaction of the Company.

II.	Introduction of the Related Party and its Relationship with the Company

GDB is a stock-holding commercial bank duly established under the laws and regulations of the People’s Republic of China. It is permitted to engage in the banking business, including accepting public deposits, issuing short-term, medium-term and long-term loans, arranging settlement, handling note discount, issuing financial bonds, acting as an agent in the collection and payment of funds, and to engage in the insurance business and other banking business permitted by the People’s Bank of China (the “PBOC”) and other China banking supervisory and regulatory authorities. The Company holds 20.00% equity interest in GDB.

Currently, Mr. Liu Jiade, Vice President of the Company, and Mr. Liu Lefei, Chief Investment Executive Officer of the Company, both nominated by the Company, are serving as non-executive directors of GDB. As such, GDB constitutes a related legal person of the Company. Meanwhile, Mr. Lin Yixiang, nominated by the Company, is serving as an independent director of GDB, and Mr. Wang Xin, nominated by the Company, is serving as an executive director of GDB.

III.	Strategy and Basis of Pricing

The interest rate to be applied to the negotiated deposits will be determined based on market conditions, which shall be fair, just and equitable. The interest rate applicable to the deposits under this agreement shall be calculated according to the floating interest, the benchmark rate of which shall be determined according to the corresponding prime interest rate for deposits announced by the PBOC.

IV.	Purpose of the Transaction and the Effect on the Company

The Company believes that the Transaction falls within the ordinary business scope of the Company, complies with the market principles of equity and justice, and the pricing is fair and equitable. The Company is not aware of any harm to its interest and the Transaction will not have an adverse effect on the independence of the Company. The Transaction will help the Company establish a long-term strategic and cooperative relationship with GDB, will facilitate further development of the business relationship between the two parties, and will promote the development of investment business of the Company.

V.	Procedures of Review

1. The Transaction was approved in writing by the ninth interim meeting of the board of directors of the Company in 2008. No related director is involved and therefore it is unnecessary for any director to abstain from voting. All directors voted in favor of the Transaction unanimously in writing.

2. All the independent directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the Transaction to the board of directors of the Company for review, and provided the following comments: the Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions under the negotiated deposits agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of the Transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

VI.	Documents Available for Review

1. Written resolution of the ninth interim meeting of the board of directors of China Life Insurance Company Limited in 2008;

2. Pre-approval by independent directors on the Transaction;

3. Independent opinion on the Transaction by independent directors;

4. The negotiated deposits agreement entered into by and between the Company and GDB.

Board of Directors

China Life Insurance Company Limited

September 23, 2008